SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jcummins@sidley.com (212) 839-5374	FOUNDED 1866

August 12, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Duc Dang, Special Counsel

Kristi Marrone, Staff Accountant

Daniel Gordon, Accounting Branch Chief

Rochelle Plesset, Division of Investment Management

Folake Ayoola, Attorney Advisor

Re:                             Starwood Residential Properties Trust (formerly Starwood Residential Properties, Inc.)
Draft Registration Statement on Form S-11
Submitted June 20, 2013
CIK No. 0001579471

Ladies and Gentlemen:

Starwood Residential Properties Trust (formerly Starwood Residential Properties, Inc.) (the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “Commission”) for confidential non-public review an amendment to its draft Registration Statement on Form S-11 (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) in a letter dated July 19, 2013 from Mr. Duc Dang, Special Counsel.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of the amended Registration Statement, as submitted and marked with the changes from the original submission of the Registration Statement.

We note that the Company changed corporate form from a Maryland corporation to a Maryland real estate investment trust on August 7, 2013.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have been advised by the Company that the Company has not provided any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (“Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act and has not authorized anyone to do so on its behalf. Furthermore, there are no research reports about the Company being published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in such distribution.

2.                                      We note your disclosure on page ii that certain market and industry data included in the prospectus were obtained from third-party sources other than JBREC.  In this regard, please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus.  Clearly mark the specific language in the supporting materials.  Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response:  The Company has revised the disclosure on page ii and pages i, 4, 104, 179 and 263 to reflect that all of the market and industry data included in the Registration Statement was obtained from a market study prepared by John Burns Real Estate Consulting, LLC, which is filed as Exhibit 99.5 to the Registration Statement.

Our Portfolio, page 10

3.                                      For the table on page 10, please revise to include a column for properties that have been renovated.

Response:  The Company has added disclosure on pages 10 and 175 in response to the Staff’s comment.

4.                                      Please disclose the average monthly rent per leased home for the properties in your portfolio that have been owned for 180 days or longer.

Response:  The Company has added disclosure on pages 10 and 175 in response to the Staff’s comment.

5.                                      Please include a footnote to the table to clarify how average monthly rent per leased home is calculated.  Clarify the impact of rent concessions on the rent amounts and advise us of the extent to which you currently utilize rent concessions and your expectations for the future.

Response:   The Company has added disclosure on pages 10 and 175 in response to the Staff’s comment.  To date, rent concessions have been utilized on a limited basis, and the Company expects to continue to use rent concessions on a limited basis in the future.  Of the 501 homes leased as of March 31, 2013, the Company has offered one-time rent concessions to residents at 29 of such homes at a median concession of $500.

6.                                      Please tell us what consideration you gave to including financial statements in accordance with Rule 3-14 of Regulation S-X, as applicable.

Response: The Company advises the Staff that, as of March 31, 2013, the Company had acquired 1,690 homes and had 94 homes under contract. Of the homes acquired or under contract, 1,727, or approximately 96.8%, were not subject to a lease at the time of acquisition. With respect to the 57 homes, or approximately 3.2%, acquired or under contract with in-place leases, the aggregate purchase price for these homes is less than 3% of the total cost of the 1,784 homes acquired or under contract as of March 31, 2013. Additionally, the Company had no individual acquisitions that meet the financial requirements of Rule 3-14. The Company will continue to monitor the financial statement requirements of Rule 3-14 as they relate to future acquisitions of homes with in-place leases.

7.                                      For the table on page 11, please revise to include a column for the loans that are included into the Rental Pool Assets.  Also, please tell us whether you can determine if the loans represent homes that are currently occupied or vacant.

Response:  The Company has added disclosure on pages 11 and 176 in response to the Staff’s comment.  The Company respectfully advises the Staff that it cannot determine if the loans represent homes that are currently occupied or vacant.

Attractive Portfolio and Access to an Extensive Pipeline of Investment Opportunities Through Quality Relationships, page 7

8.                                      You disclose that you have not entered into any agreements to acquire any of the residential assets in your pipeline and do not believe that such acquisitions are probable at this time.  Please reconcile this statement to the disclosure in Note 9 to the consolidated financial statements which indicates that as of March 31, 2013 and December 31, 2012, you had executed agreements to purchase properties in 94 and 91 separate transactions, respectively, for an aggregate purchase price of $12.7 million and $11.4 million, respectively.

Response:  The Company has confirmed that pipeline assets are assets that Company is considering but has not acquired or entered into contracts to acquire as of the date of the Registration Statement.  The Company has added language on pages 2, 7, 10, 91, 97, 168, 171, 174 and F-17 that discloses the number of assets that the Company has acquired after March 31, 2013 through July 31, 2013 in order to provide additional clarification.

Our Financing Strategy, page 11

9.                                      Please revise to clarify and/or quantify your reference to “prudent leverage.”

Response:  The Company has added disclosure on pages 11, 61 and 177 in response to the Staff’s comment.

Our Manager and Starwood Capital Group, page 3

10.                               Please revise to clarify when your manager was formed and discuss its specific operating history.

Response:  The Company has added disclosure on pages 3 and 169 in response to the Staff’s comment.  The Company respectfully advises the Staff that the Company’s manager, Starwood Residential Properties Management LLC, was formed on June 7, 2013 and has a very limited operating history.

Our Management Arrangements, page 16

11.                               Please tell us why there blanks for the terms for fees disclosed on pages 17 — 19.

Response:  The Company respectfully advises the Staff that the terms of the fees have not been finalized, and, in being respectful of the Staff’s time, the Company did not want to include fee terms that could significantly change.  In subsequent amendments to the Registration Statement once the terms of the fees are finalized, the Company will include disclosure regarding the terms of the fees.

Management’s Discussion and Analysis, page 89

Factors Which May Influence Future Results of Operations, page 90

12.                               You currently provide a broad range for the stabilization period.  Here or in the appropriate section, please revise to discuss the average stabilization time as well as the average renovation time and lease time.  To the extent you experience changes in these key metrics in the future, please discuss such trends.

Response: The Company has added disclosure on pages 93 and 183 in response to the Staff’s comment.  The Company has advised that, to the extent the Company experiences material changes in these metrics in the future, the Company will disclose the principal reasons for such changes.

13.                               To the extent material here or in future periods, please revise to disclose your resident turnover metric or advise.

Response:  The Company has limited experience in evaluating resident retention because (i) most of the Company’s homes were acquired in the last 12 months, and (ii) the Company’s leases are generally for a one-year term.  The Company has confirmed that, once the Company has relevant resident retention information, it will include such information in future filings.

Expenses, page 93

14.                               Here or in the appropriate section, please revise to discuss your experience with the economies of scale, or the lack thereof, with your property management expense.

Response:  The Company has added disclosure on page 95 in response to the Staff’s comment.

Growth of Investment Portfolio, page 96

15.                               We note significant growth over each of the quarters ended December 31, 2012 and March 31, 2013.  In your next amendment, please address your plans for future growth and whether you anticipate portfolio growth due to acquisition activity to continue at this pace.  In that regard, we note your disclosure on page 7 that you have not entered into any agreements to acquire any of the residential assets in your pipeline and do not believe that such acquisitions are probable at this time.  In your response, please tell us if any of the potential acquisitions in your pipeline have subsequently become probable, and what consideration you gave to providing financial statements under Rule 3-14 of Regulation S-X.

Response:  The Company has added disclosure on page 97 in response to the Staff’s comment.  In response to the Staff’s comment, the Company respectfully advises that pipeline assets are assets that Company is considering but has not acquired or entered into contracts to acquire as of the date of the Registration Statement.  As described in the response to comment 8 above, the Company has added language on pages 2, 7, 10, 91, 97, 168, 171, 174 and F-17 that discloses the number of assets that the Company has acquired after March 31, 2013 through July 31, 2013 in order to provide additional clarification.

As described above, the Company has confirmed that none of the potential acquisitions in its pipeline have become probable.  As described in the response to comment 6 above, the Company will continue to monitor the financial statement requirements of Rule 3-14 as they relate to future acquisitions of homes with in-place leases

Results of Operations, page 96

16.                               In future filings, as applicable, please discuss the period to period changes for your same store and non-same store performance.  Also address the relative impact of occupancy and rent rate changes in your same store discussion.  Finally, please disclose how you define your same store pool.

Response:  The Company has confirmed that, in its future filings, commencing with its filing that includes unaudited financials for the quarter in which the Company first has significant relevant comparative data, the Company will disclose this type of comparative information if there is sufficient same-store data for a meaningful comparison.

17.                               Please tell us if you would be able to separately discuss the property operating and management expenses in a manner that would allow investors to ascertain your net operating margins as the number of stabilized properties increases in future periods.  Also, please tell us if you would be able to provide, here, property operating revenues and expenses for your homes owned for at least 180 days.

Response:  As the number of stabilized properties increases in future periods, the Company expects to disclose property net operating income or another similar measure, along with the various revenue and major expense items that are included in such measure.

The Company’s financial reporting arrangements with its third party management companies is such that reporting revenues and expenses for homes owned at least 180 days (i.e., a rolling calculation each quarter) is not readily available.  The Company does not currently manage its business or evaluate its operating results based on these metrics, so these metrics are not available within the structure of the Company’s reporting.  In addition, given the status of the Company’s portfolio at this time, the Company respectfully submits that such information is not meaningful.

18.                               Please disclose the number of leases signed for each period disclosed, distinguishing new leases from renewals.  Also, discuss the leasing costs associated with the leasing services mentioned on pages 175 and 182.

Response:  The Company has disclosed, on pages 98 and 99, the number of leases signed during each period disclosed.  Because the Company’s leases are typically for one-year terms and, as of the end of each period disclosed, the Company had acquired all of its homes within a year, all of the leases signed were new leases.  The Company incurs a leasing commission with each newly-signed lease, which is typically equal to one month of rent under the signed lease.  The Company has disclosed, on pages 98 and 99, the total leasing commissions incurred for each period disclosed.

Liquidity and Capital Resources, page 99

19.                               Please expand your discussion of capital expenditures incurred by breaking down total capital expenditures between renovations on new acquisitions, renovations on properties already leased and other capital expenditures.  Please reconcile the total of these expenditures to the statement of cash flows.

Response: The Company has expanded its discussion of capital expenditures on page 100 to break down total capital expenditures between acquisition and renovations, and the Company has also added disclosure regarding the capital expenditures on operating homes.  The Company does not have any “other capital expenditures” to-date.  The amounts disclosed come directly from the statement of cash flows for the respective period.

Investment Company Act of 1940, page 187

20.                               We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act.  Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

Response:

Summary

The Company acts as a holding company for the Operating Partnership (as defined below) and various other direct and indirect subsidiaries (the “Subsidiaries”) that invest in real estate and mortgages on real estate, specifically primarily single-family rental homes and distressed and non-performing residential mortgage loans.  The Company conducts substantially all of its operations, and makes substantially all of its investments, through its operating partnership, Starwood Residential Partnership, L.P. (the “Operating Partnership”), which, in turn, conducts substantially all of its operations, and makes substantially all of its investments, through Subsidiaries that invest in single-family rental homes (the “Home Owning Subsidiaries”), Subsidiaries that invest in distressed and non-performing residential mortgage loans (the “Mortgage Owning Subsidiaries”) and Subsidiaries that invest in Home Owning Subsidiaries or Mortgage Owning Subsidiaries (the “Holding Company Subsidiaries”).

The Company, the Operating Partnership and the Holding Company Subsidiaries

The Company intends that: (i) it, the Operating Partnership and the Holding Company Subsidiaries will not be subject to regulation under Investment Company Act of 1940, as amended (the “1940 Act”), because their operations and structure will place them outside the definition of “investment company” contained in Section 3(a)(1) of the 1940 Act; and

(ii) it, the Operating Partnership and the Holding Company Subsidiaries will be able to rely upon the exclusion from the definition of “investment company” set forth in Section 3(c)(6) of the 1940 Act.

The Home Owning Subsidiaries

The Company intends that the Home Owning Subsidiaries will not be subject to regulation under the 1940 Act, because their assets will place them outside the definition of “investment company” contained in Section 3(a)(1) of the 1940 Act.

The Mortgage Owning Subsidiaries

The Company intends that the Mortgage Owning Subsidiaries will be able to rely upon the exclusion from the definition of “investment company” set forth in Section 3(c)(5)(C) of the 1940 Act, based on the composition of the assets to be owned by the Mortgage Owning Subsidiaries.

Section 3(a)(1) of the 1940 Act

Under Section 3(a)(1) of the 1940 Act, an “investment company” means any issuer which:

(A)                               Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B)                               Is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)                               Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

For purposes of the foregoing, the term “investment securities” includes all securities except “(A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company” in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.  Moreover, “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the 1940 Act as a “company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which . . . is a majority-owned subsidiary of such person.”

The Company, the Operating Partnership and the Holding Company Subsidiaries

The Company, the Operating Partnership and the Holding Company Subsidiaries will operate primarily as holding companies and will not be engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities.  Rather, through the Operating Partnership or Subsidiaries, as applicable, the Company, the Operating Partnership and Holding Company Subsidiaries will primarily be engaged in the business of the Home Owning Subsidiaries and the Mortgage Owning Subsidiaries.  More than 60% (in fact, 100%) of the Company’s, the Operating Partnership’s and Holding Company Subsidiaries’ total assets will consist initially of their holdings in the Operating Partnership and/or Subsidiaries, as applicable.  Initially, it is contemplated that the Operating Partnership and all the Subsidiaries would be wholly-owned or, in one case, over 99% owned, although the Company, the Operating Partnership or the Subsidiaries may establish majority-owned or other subsidiaries if a business purpose arises during the course of its operations that would require such subsidiaries.  However, the Company intends that the Subsidiaries that themselves are not relying on Section 3(c)(1) or Section 3(c)(7) would comprise more than 60% of the Operating Partnership’s and the Holding Company Subsidiaries’ total assets on an unconsolidated basis.  As a result, none of the Company, the Operating Partnership or the Holding Company Subsidiaries intend to be deemed to be an investment company.

The Home Owning Subsidiaries

The Home Owning Subsidiaries will own single-family rental homes, which are actual interests in real estate and not securities.  As a result, the Home Owning Subsidiaries do not intend to be investment companies because their assets place them outside the definition of “investment company” contained in Section 3(a)(1).

Section 3(c)(6) and Section 3(c)(5)(C) of the 1940 Act

The Company, the Operating Partnership and the Holding Company Subsidiaries also intend rely upon the exclusion provided in Section 3(c)(6) of the 1940 Act, and the Mortgage Owning Subsidiaries intend to rely upon the exclusion provided in Section 3(c)(5)(C) of the 1940 Act.  Section 3(c)(6) provides an exclusion from the definition of “investment company” for:

any company primarily engaged, directly, or indirectly through majority-owned subsidiaries, in one or more of the businesses described in . . . [Sections 3(c)(3), 3(c)(4) and 3(c)(5)]. . . .

Section 3(c)(5)(C) provides an exclusion from the definition of “investment company” for:

any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in. . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The Staff has historically taken the position that an entity may rely on the exclusion provided by Section 3(c)(5)(C) as long as at least 55% of its assets consist of “qualifying interests,” such as mortgage loans which are secured by real estate and other liens on and interests in real estate, and an additional 25% consists of real estate-type interests.(1)  The Staff has also historically indicated that up to 20% of an issuer’s total assets may be invested in miscellaneous investments.(2)

The assets of the Mortgage Owning Subsidiaries will be comprised primarily of distressed and non-performing residential mortgage loans.  The Staff has taken the view that mortgage loans that were fully and exclusively secured by real property are qualifying interests for purposes of the exclusion.(3)  As a result, the distressed and non-performing residential mortgage loans that were fully and exclusively secured by real property are qualifying interests for purposes of the exclusion.(4)  Further, the Company does not intend to engage in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as each of those terms are defined under the 1940 Act.  Consequently, the Company believes that (i) the Mortgage Owning Subsidiaries may rely upon the exclusion provided by Section 3(c)(5)(C) and (ii) the Company, the Operating Partnership and the Holding Company Subsidiaries may rely upon the exclusion provided by Section 3(c)(6).

(1)         See Commission Staff No-Action Letter, Capital Trust, Inc. (publicly available May 24, 2007).

(2)         Id.

(3)         See Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).  See also Securities Act Release No. 4298, which states, in respect of the applicability of the Section 3(c)(5)(C) exemption, “no question would be raised where a real estate investment trust invested exclusively in fee interests in real estate or mortgages or liens secured by real estate.”

(4)         If the value of a distressed or non-performing residential mortgage loans is in excess of 100% of the value of the real estate collateral, the Company intends to classify only the portion of the value of the loan that does not exceed the value of the real estate collateral as a qualifying interest and the excess will be classified as a real estate-type interest.  As of March 31, 2013, only 1 of the Company’s 1,297 distressed and non-performing residential mortgage loans had an acquisition value in excess of 100% of the value of the real estate collateral at the time of acquisition, and the value of such loan was only $5,000 more than the value of the real estate collateral.

Note 2.  Summary of Significant Accounting Policies, page F-10

Investments in Real Estate, page F-10

21.                               Please expand your disclosure to explain how you determine whether a property is accounted for as a business or an asset upon acquisition.  Please also clearly explain to us how you determined that all of your property acquisitions through March 31, 2013 should be accounted for as asset acquisitions, including the extent to which your portfolio includes properties that had in-place leases upon acquisition versus properties that were vacant upon acquisition.

Response:  The Company has added disclosure on page F-10 in response to the Staff’s comment.  In response to the Staff’s comment, the Company evaluates each of its homes upon acquisition to determine whether such home meets the definition of a business under ASC 805, Business Combinations. To date, the Company has concluded that each acquisition of a home, regardless of whether it was acquired with a lease in place, was the acquisition of an asset and accounted for as an asset acquisition in accordance with ASC 805-50, Business Combinations — Related Issues rather than as a business combination in accordance with ASC 805-10 through 805-30, Business Combinations (the “Codification”). Consistent with the Company’s conclusion to account for the purchases of homes as asset acquisitions, the Company capitalized the acquisition costs incurred for each purchased home.

In a business combination, the net assets acquired (if the acquisition is of net assets) or the entity over which control is obtained (if the acquisition is of equity interests) must constitute a business. The Codification defines a business as follows:

An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

ASC 805-10-55-4 through 55-9 also provide implementation guidance to help entities identify what constitutes a business:

55-4. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a)                                     Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b)                                     Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c)                                      Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

55-5. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements — inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

55-6. The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.

55-7. An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business. Those factors include, but are not limited to, whether the set:

a)                                     Has begun planned principal activities.

b)                                     Has employees, intellectual property, and other inputs and processes that could be applied to those inputs.

c)                                      Is pursuing a plan to produce outputs.

d)                                     Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

55-8. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

55-9. In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

While ASC 805-10-55 provides useful factors to consider, it does not prescribe a definitive checklist for entities to follow when assessing whether a group of assets constitutes a business. In some cases, it will be clear whether an integrated set of assets and activities is a business, but other cases may not be as clear.

For each acquisition, the Company identifies all of the inputs, processes and outputs that are acquired:

•                                          Inputs — the home, as well the lease in place (if the home is leased at acquisition).

•                                          Processes — In each instance that a home was acquired with an in-place lease, the Company was unable to identify a process that was acquired with the home. The Company provides all of the significant processes through its third party property managers.  The Company engages property managers that act as its agents.  The property managers acquire the homes and prepare the homes for their intended use, either to be sold or rented.  In those situations, the Company’s property managers also ensure that the homes are leased to qualified tenants.  Once the homes are leased, the Company’s property managers are also responsible for collecting rents, maintaining the homes and ensuring that the

Company’s obligations as landlord under the lease agreements are being fulfilled.

•                                          Outputs — if a home is leased when acquired, rental income.

The Company interprets the guidance in ASC 805-10-55-5 to say that to qualify as a business, an acquired set must have two elements, inputs and processes. A business may also have outputs, but outputs are not an essential element of a business. That guidance also says that a business need not include all of the inputs or processes that the seller used in operating that business. The Company interprets that the guidance to indicate that an acquired set must include some or at least one process used to generate outputs to qualify as a business.

In those situations where a lease is in place at acquisition, the Company assumes the existing lease and its property managers are responsible for maintaining the homes, collecting the rents and ensuring that the Company’s obligations as landlord are being fulfilled. Virtually all of the homes go through a renovation process (to varying degrees) either at acquisition if the home is vacant, or, if occupied, after the lease expired. The renovation  process allows the Company to maximize future rental income, factoring in cost-benefit considerations, and ultimately the fair value of the homes.  In each instance that a home was acquired with an in-place lease, the Company was unable to identify a process that was acquired with the home. The Company through its property managers provides all significant processes to manage any leases, renovate and maintain the homes, obtain new tenants and eventually sell the homes. The Company does not view the lease arrangement as a process, but rather as an executory contract being assumed in the acquisition.  In addition, any in-place leases expire in less than one year, and therefore the revenue to be generated from the contract is immaterial relative to the rewards of ownership expected over the 30-year useful life of the home.  While the lease contract may result in minimal outputs, the Company is performing all of the processes.

As a result of all of the considerations above, the Company has concluded that its acquisitions of homes, regardless of whether there was a lease in place at acquisition, represented asset acquisitions rather than business combinations. While some could argue that the presence of outputs (rental income) may suggest the presence of an acquired process and a revenue producing activity, the Company is unable to identify such a process and believes that such outputs are present in many instances involving the acquisition of assets and not the acquisition of a business and that even if such a general assertion were to be made, any such process would not be considered substantive.

In addition, Regulation S-X, Rule 3-05(a) (2), refers to the definition of a business in Rule 11-01(d), which states, in part:

[T]he term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.

However, a lesser component (e.g., a product line) may also constitute a business. Rule 11-01(d) also provides several attributes that should be considered in this determination, including:

•              Whether the nature of the revenue-producing activity will generally remain the same after the acquisition.

•              Whether any of the following attributes will remain after the acquisition: the facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names.

The Staff’s analysis of whether an acquisition meets the definition of a business focuses primarily on whether the nature of the revenue-producing activity generally remains the same after the acquisition. In addition, the note to Section 2010.2 of the Commission’s Financial Reporting Manual states, in part:

New carrying values of assets or changes in financing, management, operating procedures, or other aspects of the business are not unusual following a business acquisition. Such changes typically do not eliminate the relevance of historical financial statements.

If the revenue-producing activity continues after the acquisition, it is presumed that a business was acquired and that prior financial information would be relevant to the understanding of future operations.

The Company does not view the lease arrangement as a process, but rather as an executory contract being assumed in the acquisition.  In addition, any in-place leases expire in less than one year, and therefore the revenue to be generated from the contract is immaterial relative to the 30-year useful life of the home.  Further, considering the attributes cited from Rule 11-01(d) above, the homes would be the equivalent of a “facility” in the Company’s acquisitions, but the Company is not receiving attributes that are comparable to employee base, distribution system, sales force, customer base, operating rights, production techniques or trade names.  While the lease contract may result in minimal outputs, the Company is performing all of the processes.

There appears to be some diversity in practice on this accounting, and the Company is aware of other Commission registrants with similar business models with disclosures that suggest that these registrants account for the acquisition of a home with an existing lease as a business combination and the acquisition of a home without an existing lease as an asset acquisition. The Company believes that the determination of whether an acquisition is a business requires significant judgment.

Exhibit Index

22.                               We note that you will be filing all exhibits by amendment.  If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

Response:  The Company respectfully advises the Staff that it will file all remaining exhibits as soon as possible so that the Staff will have sufficient time to review them. In response to the Staff’s request, the Company is also providing a draft of the Exhibit 5.1 legal opinion as Exhibit A hereto and a draft of the Exhibit 8.1 tax opinion as Exhibit B hereto.

23.                               We note the exhibit list includes “form of” agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.  Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the exhibits that the Company is filing “forms of,” the Company intends to execute those agreements after effectiveness of the Registration Statement but prior to or concurrently with the distribution of the Company’s common shares.  Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to effectiveness of the Registration Statement. The Company understands that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and, as such, intends to file a Form 8-K with executed agreements.

*              *              *              *

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Michael A. Gordon at (312) 853-2217.

Very truly yours,

J. Gerard Cummins

cc:                                Andrew J. Sossen

Michael A. Gordon

EXHIBIT A

Draft of Exhibit 5.1 Opinion

[Letterhead of Foley & Lardner LLP]

              , 2013

STARWOOD RESIDENTIAL PROPERTIES TRUST

c/o Starwood Property Trust, Inc.

591 West Putnam Avenue

Greenwich, Connecticut 06830

Re:                             Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as Maryland counsel to Starwood Residential Properties Trust, a Maryland real estate investment trust (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-11 (Registration No. 333-           ) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”), including the preliminary prospectus included therein, for the offering by the Company of                     common shares of beneficial interest (the “Shares”), $0.01 par value per share, of the Company (“Common Shares”).  This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.                                      The Declaration of Trust of the Company, as amended, corrected and supplemented to date (the “Declaration of Trust”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

2.                                      The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

3.                                      Resolutions adopted by the Board of Trustees of the Company (the “Board of Trustees”) relating to the filing of the Registration Statement and the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

4.                                      The form of certificate to be used by the Company to represent the Shares, certified as of the date hereof by the Secretary of the Company;

5.                                      A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and

Exhibit A-1

6.                                      A certificate executed by Andrew J. Sossen, Secretary of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.                                      Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.                                      Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.                                      Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.

4.                                      All Documents submitted to us as originals are authentic.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All statements and information contained in the Documents are true and complete.  There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.                                      The Shares will not be issued or transferred in violation of any restriction or limitation on transfer or ownership of Equity Shares (as defined in the Declaration of Trust) contained in Article VII of the Declaration of Trust.

6.                                      The Company will issue the Shares in accordance with the resolutions of the Board of Trustees and, prior to the issuance of any Common Shares, the Company will have available for issuance, under the Declaration of Trust, the requisite number of authorized but unissued Common Shares.  As of the date hereof, the Company has available for issuance, under the Declaration of Trust, the requisite number of authorized but unissued Common Shares for the issuance of the Shares.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that, upon issuance and delivery of the Shares as contemplated by the resolutions of the Board of Trustees and upon payment therefor, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland.  The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

Exhibit A-2

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.  This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Exhibit A-3

EXHIBIT B

Draft of Exhibit 8.1 Opinion

[Letterhead of Sidley Austin LLP]

              , 2013

Starwood Residential Properties Trust
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

Re:   Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States Federal income tax considerations in connection with the filing of the registration statement on Form S-11 (Reg. No. 333-    ) (the “Registration Statement”) by Starwood Residential Properties Trust, a Maryland real estate investment trust (“Starwood”), relating to Starwood’s common shares of beneficial interest, $0.01 par value per share (“Common Shares”) with the Securities and Exchange Commission (the “Commission”) on                   , 2013. We have acted as tax counsel to Starwood in connection with the preparation of the Registration Statement and certain other documents.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of officers of Starwood dated the day hereof (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of Starwood and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations, and covenants. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

Exhibit B-1

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) Starwood and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which it was formed and in the manner described in the relevant organizational documents; (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed; and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986 (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS. This opinion shall not be construed as or deemed to be a guaranty or insuring agreement.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States. We express no opinion on any issue relating to Starwood or any investment therein, other than as expressly stated herein.

Based on and subject to the foregoing, we are of the opinion that:

1.  Commencing with Starwood’s initial taxable year ending on December 31, 2013, Starwood has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. As noted in the Registration Statement, Starwood’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its share ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of Starwood’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

Exhibit B-2

2.  Although the discussion set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” does not purport to discuss all possible United States Federal income tax consequences of the ownership and disposition of Common Shares, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States Federal income tax consequences of the ownership and disposition of Common Shares of Starwood, subject to the qualifications set forth therein. The United States Federal income tax consequences of the ownership and disposition of such Common Shares by a holder of such shares will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “U.S. Federal Income Tax Considerations” as applied to any particular holder.

This opinion has been prepared for you in connection with the filing of the Registration Statement.  We consent to the filing of this opinion as an exhibit to Registration Statement and to the reference to Sidley Austin LLP under the captions “U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement.  In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.  This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

Exhibit B-3